04034539

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20949

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D)
OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to ___________.

Commission file number: 33-42942
333-13906

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SKF USA Inc.
1111 Adams Avenue
Norristown, PA 19403

An Exhibit Index is included in this Form 11-K

REQUIRED INFORMATION

The SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A (the "Plan") is a plan that is subject to the Employees Retirement Income Security Act of 1974 ("ERISA"), and therefore the Plan is providing, as Exhibit 1 hereto, Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. These financial statements include audited statements of net assets available for benefits at December 31, 2003 and 2002 and statements of changes in net assets available for benefits for the fiscal years ended December 31, 2003 and 2002.

The 2003 Plan financial statements have been audited by Parente Randolph, LLC. A currently dated and manually signed written consent of Parente Randolph, LLC with respect to the Plan's financial statements for the fiscal year ended December 31, 2003 is provided as a portion of Exhibit 1 to this annual report.

The 2002 Plan financial statements have been audited by KPMG LLP. A currently dated and manually signed written consent of KPMG LLP with respect to the Plan's financial statements for the fiscal year ended December 31, 2002 is also provided as a portion of Exhibit 1 to this annual report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

SKF USA Inc. Pre-Tax Accumulation
of Capital for Employees Plan - Single Plan A
(the"Plan")

SKF USA Inc.
(Plan Administrator)

By ______________________
Brian J. Duffy
Treasurer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Audited financial statements for SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan - Single Plan A
23.1	Consent of Parente Randolph, LLC
23.2	Consent of KPMG LLP
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 1

SKF USA INC.

PRE-TAX ACCUMULATION OF CAPITAL FOR EMPLOYEES PLAN SINGLE PLAN A

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002
&
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
&
SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administration
SKF USA Inc. Pre-Tax Accumulation of
Capital for Employees Plan Single Plan A:

We have audited the accompanying statement of net assets available for benefits of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Philadelphia, Pennsylvania
June 23, 2004

Report of Independent Registered Public Accounting Firm

The Administrator
SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan
Single Plan A:

We have audited the accompanying statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

June 8, 2003

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments, at fair value	$ 181,394,913	$ 141,492,113
Receivables:		
Employee contributions	12,446	9,982
Employer contributions	82,713	98,936
Total receivables	95,159	108,918
NET ASSETS AVAILABLE FOR BENEFITS	$ 181,490,072	$ 141,601,031

See Notes to Financial Statements

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCREASES:		
Employee contributions	$ 9,624,451	$ 8,823,618
Employer contributions	3,089,065	2,960,153
Investment income	3,272,434	3,369,299
Asset transfers from other Plan sponsor qualified plans	2,490,286	246,478
Net unrealized and realized gains on investments	32,113,355	-
Other additions	2,392	-
	50,591,983	15,399,548
DECREASES:		
Distributions to participants	10,697,833	10,685,739
Asset transfers to other Plan sponsor qualified plans	5,109	173,383
Net unrealized and realized losses on investments	-	26,688,843
	10,702,942	37,547,965
Net increases (decreases)	39,889,041	(22,148,417)
NET ASSETS AVAILABLE FOR BENEFITS, Beginning of year	141,601,031	163,749,448
NET ASSETS AVAILABLE FOR BENEFITS, End of year	$ 181,490,072	$ 141,601,031

See Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan that commenced January 1, 1985. It covers all salaried and nonunion employees of SKF USA Inc. (the "Company") except for those production workers employed in the following locations who are included in the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan B: SKF/MRC Colebrook Plant, SKF/MRC Gainesville Plant, SKF Aiken Plant, Chicago Rawhide Warehouse and Roller Bearing Industries (RBI) employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective April 1, 2003, certain balances of the Roller Bearing Industries Inc. Retirement Savings Plan and effective May 1, 2003, the balances of the Erin Engineering and Research Inc. 401(k) Plan were transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2003.

Effective December 31, 2001, the balances of the hourly employees of the SKF USA Inc. Defined Contribution Retirement Plan, the Chicago Rawhide Defined Contribution Retirement Plan for Hourly Employees and the SKF USA Inc. 401(k) Retirement Plan and Trust for Hourly Employees was transferred into the Plan and are shown as asset transfers from other Plan sponsor qualified plans in the statement of changes in net assets available for benefits for the year ended December 31, 2002.

CONTRIBUTIONS

Each year, participants may contribute 2% to 30% of pre-tax annual compensation, as defined by the Plan. Participants may also transfer amounts representing eligible distributions from other qualified plans. The Company matches 50% on the first 6% of employee contributions except for employees of Erin Engineering and Research Company Inc. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, a common/collective trust and AB SKF ADR (Company stock) as investment options for participants. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contribution, the participant's share of the Company's contribution, and an allocation of plan earnings, which is based on the participant's account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately 100% vested in their voluntary contributions, matching Company contributions, if applicable, and actual earnings thereon. Gilman participants are immediately 100% vested in their voluntary and Company matching contributions and earnings thereon. Gilman pre-January 1, 2001, Company Pension contributions and actual earnings thereon are subject to graduated vesting with 100% vesting after seven years of service. Gilman post-January 1, 2001 Company Pension contributions are 100% vested after five years of vesting service.

PAYMENT OF BENEFITS

Upon termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account, roll over the amount into an IRA or other qualified plan, or leave the balance in the Plan until the age of 65, if the balance is greater than $5,000. The Plan provides that under certain restricted conditions, participants may withdraw their account balance or portion thereof without penalty.

LOANS SUBJECT TO CERTAIN LIMITATIONS

Participants may borrow funds from their accounts (minimum $1,000) up to 50% of their balances or $50,000, whichever is lower. A fixed rate of interest, determined at First Union National Bank's prime rate of interest plus 1% (ranging from 5.00% to 10.5% at December 31, 2003 and 5.25% to 10.5% at December 31, 2002), is established at the time of the loan, and interest payments are credited to the participant's account when received.

ADMINISTRATION OF THE PLAN

The Company has been designated as the Plan Administrator of the Plan for ERISA purposes. The board of directors of the Company has appointed the Vanguard Fiduciary Trust Company to manage the assets of the Plan and provide certain record-keeping services.

The Company pays all administrative expenses of the Plan, except for individual loan fees, which are paid by the participant obtaining the loan.

FORFEITURES

Company pension contributions that are forfeited are used to reduce the amount of future Company pension contributions. Employer contributions were reduced by $8,751 and $4,467 during 2003 and 2002, respectively, from forfeited nonvested accounts. At December 31, 2003, forfeited nonvested accounts totaled $16,407 which will be used to reduce employer contributions in 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with the American Institute of Certified Public Accountants (AICPA) Audit Guide, *Audits of Employee Benefit Plans*.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and may impact the amounts reported in the statement of net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is carried at contract value, which represents contributions made plus interest accrued at the contract rate. However, Plan management and The Vanguard Group, the Plan manager, believe that the fair value of the trust approximates contract value. The crediting interest rate and average yield were 4.25% and 5.2% for the years ended December 31, 2003 and 2002, respectively.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The AB SKF ADR Fund is valued based on the quoted market price of the ADRs of AB SKF's unrestricted "B" stock. Loans to participants are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis. Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participant's earnings. Company matching contributions are recorded in the same period. Annual Company pension contributions for a Plan Year are recorded annually after the close of the Plan Year and are reported as contributions receivable.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. INVESTMENTS

The following table represents the market value of investments that are greater than 5% of net assets at December 31, 2003 and 2002:

	2003	2002
Common/Collective Trust:		
Vanguard Retirement Savings Trust	$28,556,788	$28,010,344
Mutual funds:		
Vanguard Wellington Fund	25,201,967	19,502,900
Vanguard Windsor Fund	41,916,986	31,382,147
Vanguard PRIMECAP Fund	40,167,432	27,438,142
Vanguard U.S. Growth Fund	10,111,374	7,343,429

Net realized and unrealized gains (losses) on investments consist of the following:

	2003	2002
Registered investment companies	$30,534,400	$(27,376,151)
AB SKF ADR Fund	1,578,955	687,308
Total	$32,113,355	$(26,688,843)

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain fully vested in their accounts and distributions occur pursuant to the Plan document.

5. FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter, dated March 13, 2001, that the Plan is designed in accordance with applicable sections of the *Internal Revenue Code*. Although the Plan has been amended since receiving the determination letter, management believes the Plan continues to be designed and operated in accordance with the *Internal Revenue Code*. As a result, the Plan is qualified and the trust is exempt from taxes.

6. RELATED PARTIES

Certain Plan investments are shares of mutual funds and a common/collective trust managed by the Vanguard Group. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interests. In addition, the Plan invests in AB SKF ADRs (Company stock).

7. SUBSEQUENT EVENT

Effective January 1, 2004, the employee balances of the 20th Century Machine Company Profit Sharing and Deferred Salary Plan were transferred into the Plan. The amount of the asset transfer was $5,918,576 and was made on January 2, 2004

SKF USA INC.
PRE-TAX ACCUMULATION OF CAPITAL
FOR EMPLOYEES PLAN SINGLE PLAN A

EIN: 23-1043740 PLAN NUMBER: 005
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST	(e) CURRENT VALUE
*	Mutual Funds	Vanguard Federal Money Market Fund	$ 116,697	$ 116,697
*		Vanguard Growth and Income Fund	3,954,042	3,752,708
*		Vanguard Prime Money Market Fund	5,512,216	5,512,216
*		Vanguard Wellington Fund	23,194,179	25,201,967
*		Vanguard Windsor Fund	38,402,472	41,916,986
*		Vanguard Windsor II Fund	3,012,730	3,278,760
*		Vanguard PRIMECAP Fund	38,113,887	40,167,432
*		Vanguard Small-Cap Index Fund	3,903,362	4,386,060
*		Vanguard U.S. Growth Fund	16,850,003	10,111,374
*		Vanguard International Growth Fund	4,608,021	4,480,943
*		Vanguard Total Bond Market Index Fund	5,897,796	5,972,849
		Total mutual funds	143,565,405	144,897,992
*	Common / Collective Trust	Vanguard Retirement Savings Trust	28,556,788	28,556,788
*	Company Stock Fund	AB SKF ADR Fund	2,538,824	4,715,624
*	Participant Loans	Loans to participants (interest rates ranging from 5.00% to 10.5%)	0	3,224,509
		Total investments	$ 174,661,017	$ 181,394,913

* A party-in-interest as defined by ERISA

See Notes to Financial Statements

Exhibit 23.1

Consent Of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 33-42942 and 333-13906 of Aktiebolaget SKF on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K of SKF USA Inc. Pre-Tax Accumulation Of Capital For Employees Plan Single Plan A for the year ended December 31, 2003.

Parente Randolph, LLC

Philadelphia, Pennsylvania
June 23, 2004

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Administrator of the SKF USA Inc.
Pre-Tax Accumulation of Capital for Employees Plan
Single Plan A:

We consent to the incorporation by reference in the registration statement (Nos. 333-13906 and 33-42942) on Aktiebolaget SKF (SKF Incorporated) of our report dated June 8, 2003 with respect to the statement of net assets available for benefits of the SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, included in this Form 11-K of SKF USA Inc. Pre-Tax Accumulation of Capital for Employees Plan Single Plan A.

KPMG LLP

June 25, 2004

Exhibit 99.1

STATEMENT IN ACCORDANCE WITH 18 U.S.C. SECTION 1350, AS ENACTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 11-K (the "Annual Report") of the SKF USA Inc. Pre-tax Accumulation of Capital for Employees Single Plan A (the "Plan") for the year ended December 31, 2003 and pursuant to 18 U.S.C. Section 1350, as enacted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies, as Treasurer of SKF USA Inc. and the Plan Administrator, based on his knowledge that:

1. The Annual Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d));

and

2. The information contained in the Annual Report fairly represents, in all material respects, the financial condition and results of operations of the Plan.

SKF USA INC. PRE-TAX ACUMULATION OF CAPITAL FOR EMPLOYEES SINGLE PLAN A

By: SKF USA INC.,
Plan Administrator

By: [signature]
Brian J. Duffy
Treasurer

Dated: June 28, 2004

Because the Plan is not a corporate issuer, the statements in paragraph 2 above (which are in the form required by 18 U.S.C. Section 1350) refer to the financial condition of the Plan at December 31, 2003, and changes in net assets of the Plan for the year ended December 31, 2003.

A signed original of this written statement has been provided to the Plan administrator and will be retained by the Plan administrator and furnished to the Securities and Exchange Commission or its staff upon request.